March 29, 2005


via facsimile and U.S. mail

Mr. Rex J. McLennan
Chief Financial Officer
Placer Dome, Inc.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1


	Re:	Placer Dome Inc.
		Form 40-F, Filed March 4, 2005
		File No. 001-09662

Dear Mr. McLennan:

      We have reviewed the above filing and have the following comment. We have limited our review to only the matter addressed below and will make no further review of your document. In the comment below, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

40-F for the year ended December 31, 2004

Financial Statements - Note 20 (d), Supplementary Information
(Reconciliation of net earnings between the U.S. and Canadian basis)

1. Proven and probable reserves for the South Deep mine were used in
the calculation of depreciation and depletion charges used in Note
20
(d). Confirm to us in writing that your reserve estimates meet the standards of Industry Guide 7.
Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965. Please contact the undersigned at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Placer Dome Inc.
March 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE